

Mail Stop 3561

June 14, 2017

K. Jon Taylor
Vice President, Controller and Chief Accounting Officer
FirstEnergy Corp.
FirstEnergy Solutions Corp.
76 South Main Street
Akron, OH 44308

> **Re: FirstEnergy Corp.**
> **FirstEnergy Solutions Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File Numbers 333-21011 and 0-53742**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements

12. Capitalization
Common Stock
Retained Earnings and Dividends, page 178

1. We note the articles of incorporation, indentures, regulatory limitations and various other agreements relating to the long-term debt of certain subsidiaries contain provisions that could restrict your subsidiaries payment of dividends. Please tell us: (i) the amount of

restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of December 31, 2016 and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

18. Supplemental Guarantor Information, page 201

2. Please disclose that FG is 100% owned by FES pursuant to Rule 3-10(c) and (i)(8)(i) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Combined Notes to Consolidated Financial Statements

10. Commitments, Guarantees and Contingencies
Environmental Matters, page 40

3. Reference is made the last paragraph on page 41 and first paragraph on page 42 where you discuss the claim from BNSF and NS, which are the counterparties to the coal transportation contract covering the delivery of 2.5 million tons annually through 2025. Please disclose an estimate of the possible loss or range of loss in excess of the amount accrued or a statement that such an estimate cannot be made.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products